Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

February 26, 2010

VIA EDGAR

Patsy W. Mengiste

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Registrant”)

File Nos. 033-66528 and 811-07912

Dear Ms. Mengiste:

As counsel to the Registrant, we are writing to respond to the comments that you provided to us by telephone on February 22, 2010, as well as the supplemental comments that you conveyed by telephone on February 24, 2010, in connection with the Registrant’s Post-Effective Amendment No. 37 under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2009 by the Registrant for its respective series (each, a “Fund” and collectively, the “Funds”). For your convenience, summaries of these comments are set forth below, and each is followed by our response.

PROSPECTUS

Cover Page

Comment 1:

On the Cover Page, delete the following disclosure: “The Notice of Privacy Policy and Practices of Old Westbury Funds, Inc. is included with this Prospectus, but is not considered to be a part of the Prospectus.”

Response 1:

This change will be made in the Registrant’s 485(b) filing.

Table of Contents

Comment 2:

Delete the list of Funds included above the Table of Contents.

Response 2:

This change will be made in the Registrant’s 485(b) filing.

Summary Section - Fees and Expenses

Comment 3:

In the footnote to the “Total Annual Fund Operating Expenses” line item in each Fund’s fee and expense table, briefly describe what party (or parties) can terminate the waiver arrangement and under what circumstances it can be terminated.

Response 3:

These changes will be made in the Registrant’s 485(b) filing.

Comment 4:

In each Fund’s example of expenses, delete the reference to the assumption that all dividends and distributions will be reinvested.

Response 4:

This change will be made in the Registrant’s 485(b) filing.

Summary Section - Principal Investment Strategies

Comment 5:

As appropriate, please conform the principal investments enumerated in each Fund’s “Principal Investment Strategies” section to the corresponding risks listed in the “Principal Risks” section for each Fund.

Response 5:
These changes will be made in the Registrant’s 485(b) filing.

Comment 6:

Please clarify the basis for determining U.S. versus non-U.S. investments in the “Principal Investment Strategies” sections for Old Westbury U.S. Large Cap Fund and Old Westbury Non-U.S. Large Cap Fund.

Response 6:

The Registrant believes that the existing disclosure language adequately describes the basis for determining U.S. versus non-U.S. investments. However, to address the comment from the staff of the Commission (the “Staff”), the Registrant is enhancing the disclosure language as follows (new language is underlined):

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“The securities of large capitalization companies are determined to be “U.S.” [“Non-U.S.”] based on a consideration of various factors, including an issuer’s domicile, principal place of business and primary stock exchange listing.”

Comment 7:

Please explain supplementally whether the disclosure language in the “Principal Investment Strategies” section for Old Westbury Non-U.S. Large Cap Fund contemplates substantial investment in a single country.

Response 7:

The Registrant notes that the disclosure language is intended to describe the potential flexibility permitting the Fund to make investments in a single country. As of February 24, 2010, the largest weighting was approximately 20% in United Kingdom companies.

Comment 8:

In the “Principal Investment Strategies” section for Old Westbury Global Small & Mid Cap Fund, please include a principal investment strategy to invest 40% of the Fund’s assets outside the U.S. since the Fund uses “global” in its name.

Response 8:

The Registrant believes that the existing disclosure language in the Prospectus for the Fund appropriately describes the investment strategy and approach for this Fund. This disclosure language has been in the Fund’s Prospectus for several years and, accordingly, has presumably been relied on by investors in the Fund during that period. The Registrant also believes that the existing disclosure language regarding the Fund’s commitment to invest at least 80% of its total assets in at least three countries is consistent with the Commission’s views with respect to funds that use “global” in their name. See e.g. Investment Company Act Release No. IC-24828 (January 17, 2001) at footnote 42. While the Registrant appreciates the articulated reason behind the Staff’s comment, the Registrant respectfully declines to follow the Staff’s comment.

Comment 9:

Please explain the meaning of “historic extremes” in the “Principal Investment Strategies” section for Old Westbury Global Opportunities Fund; it is unclear.

Response 9:

To address the Staff’s comment, the underlined language will be deleted from the following sentence: “The Fund may seek to capture the return potential created by market dislocations that arise from events pushing relationships to historic extremes.”

Comment 10:

Please explain supplementally how Old Westbury Real Return Fund and the referenced Subsidiary comply with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder.

Response 10:

As discussed, the Fund and the Subsidiary comply with all applicable requirements of the 1940 Act and the rules thereunder. To avoid any potential misperception in this regard, the

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Registrant is deleting the following sentence from the “Principal Investment Strategies” section for the Fund, which is unnecessary disclosure: “The Fund and the Subsidiary may test for compliance with certain investment restrictions on a consolidated basis.”

Comment 11:

In the “Principal Investment Strategies” section for Old Westbury Municipal Bond Fund, please include disclosure consistent with the Fund’s investment goal to seek total return.

Response 11:

This change will be made in the Registrant’s 485(b) filing.

Summary Section - Performance Information

Comment 12:

In each Fund’s “Performance Information” section, delete the underlined language in the following sentence: “While past performance (before and after taxes) does not necessarily predict future performance, this information provides you with historical performance information so that you can analyze whether the Fund’s investment risks are balanced by its potential returns.”

Response 12:

This change will be made in the Registrant’s 485(b) filing.

Comment 13:

In each Fund’s “Average Annual Total Return” table, please include, as applicable, a Fund’s inception date in a parenthetical, as opposed to providing this information via a footnote to the table.

Response 13:

This change will be made in the Registrant’s 485(b) filing.

Summary Section - Management of the Fund

Comment 14:

In each Fund’s “Management of the Fund” section, please include each portfolio manager’s duration of service with the particular Fund that he or she serves.

Response 14:

This change will be made in the Registrant’s 485(b) filing.

Comment 15:

In the “Management of the Fund” sections for Old Westbury Global Small & Mid Cap Fund and Old Westbury Global Opportunities Fund, please delete the disclosure that the sub-advisers are responsible for managing a portion of a Fund’s portfolio.

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Response 15:

The Registrant believes that the existing disclosure language (which is very concise) regarding the roles and responsibilities of sub-advisers in these sections for the Fund is very important for investors to understand and should not be left for them to discern by implication. Accordingly, the Registrant respectfully declines to follow the Staff’s comment.

Summary Section - Purchase and Sale of Fund Shares

Comment 16:

In the “Purchase and Sale of Fund Shares” section, please disclose only each Fund’s minimum initial or subsequent investment requirements, the fact that each Fund’s shares are redeemable and the procedures for share redemption and that shares of a Fund will be sold at its next determined net asset value.

Response 16:

This change will be made in the Registrant’s 485(b) filing.

Summary Section - Tax information

Comment 17:

In the “Tax Information” section, please include the tax disclosure for Old Westbury Municipal Bond Fund in that Fund’s particular summary section and delete the second paragraph from the combined section.

Response 17:

These changes will be made in the Registrant’s 485(b) filing.

Summary Section - Financial Intermediary Compensation

Comment 18:

In the “Financial Intermediary Compensation” section, please consider utilizing the model disclosure provided in Item 8 of Form N-1A.

Response 18:

The Registrant notes that Item 8 of Form N-1A permits a Fund to modify the model disclosure if the modified statement contains comparable information. The Registrant has considered the use of the model disclosure, but believes that the existing, customized disclosure in this context is permitted by Item 8 and provides better qualitative disclosure.

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We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

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Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

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Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Steven L. Williamson
Nicola Knight

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